Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

July 5, 2013

133213.010100

Via Edgar

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Playbutton Corporation. Registration Statement on Form S-1 Filed May 15, 2013 File No. 333-188611

Dear Mr. Spirgel:

On behalf of our client, Playbutton Corporation, a Delaware corporation (the “Company”), we are responding to the staff’s comment letter to Adam Tichauer, Chief Executive Officer of the Company, dated June 6, 2013. A responsive pre-effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S 1 (“Registration Statement”) has been filed concurrently herewith via Edgar.

The Company’s responses to the staff’s comment letter dated June 6, 2013 are set forth below and numbered in a manner that corresponds to the order of the comments contained in the staff’s letter.

1. Please be advised that the Company has irrevocably elected to opt-out of extended transition period provided in Section 7(a)(2)(B) of the Securities Act. Appropriate disclosure has been provided in the second paragraph of the “Available Information” section on page 33. We have also provided appropriate disclosure concerning “smaller reporting company” status in the last risk factor on page 6.

2. The Amendment includes the required interim financial statements.

3. Please be advised that neither the Company nor, to the knowledge of management, anyone else has provided written communications, as defined in Rule 405 under the Securities Act, to potential investors in the offering to be conducted pursuant to the Registration Statement in reliance on Section 5(d) of the Securities Act. Further, management of the Company is not aware of any research reports concerning the Company that have been, or are expected to be, published or distributed.

Greenberg Traurig, LLP  —  Attorneys at Law  —  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000  —  Irvine, California 92612  —  Tel 949.732.6500  —  Fax 949.732.6501

Larry Spirgel

Securities and Exchange Commission

July 5, 2013

4. Our firm and the Company have reviewed Securities Act Forms Compliance and Disclosure Interpretations 214.02, and believe that the factual matters to be considered weigh heavily in favor of viewing the Company’s registration as a secondary offering.  The staff’s comment suggests that this Registration Statement is essentially the Company’s and that the selling stockholders are conduits to a distribution made by the Company and therefore statutory underwriters. If this were to be the case,  (i) Rule 415 would not available to the selling stockholders listed in the Amendment, (ii) the offering would be deemed to be a primary, not a secondary or so-called “resale” offering, and (iii) the plan of distribution would need to provide for fixed pricing, not sales at prevailing market prices.  Set out below are the factors identified in CDI 214.02 and our observations concerning the application of each factor to the facts associated with the Registration Statement:

•         The length of time the selling stockholders have held or will hold the securities before being able to resell. Approximately 99% of the shares held by the selling stockholders were purchased prior to December 31, 2012. Assuming the Registration Statement is declared effective in July 2013 and the Company is able to achieve a listing of its common shares on the OTC Bulletin Board within the next three months, ten months will have passed before 99% of the offered shares will be eligible for public resale. This period is approaching the SEC’s Rule 144 one-year holding period for presumptively excluding non-affiliates from “underwriter” status. During this period, the selling stockholders have held an illiquid stock with no provision for re-pricing their investment based on future events. The selling stockholders have clearly acquired their shares with investment intent and borne the risk of their investment.

•         The circumstances under which the selling stockholders received their shares. Selling stockholders holding approximately 99% of the shares registered for resale are clients of, and were introduced to the Company by, the placement agent, WFG Investments, Inc. The offering was conducted by a FINRA member to its clients and the terms of the offering, including the placement agent’s compensation (8% of the sales price), were reasonable and customary.

•         The relationship of the selling stockholders to the Company. As noted above, the holders of 99% of the shares registered for resale are clients of the placement agent and had no relationship to the Company prior to their investment. The holders conducted their purchases through the placement agent and at arms’ length from the Company.

•         The nature of the selling stockholders and whether they are generally in the business of underwriting securities. In the present case, the selling stockholders are retail oriented investors and, to the Company’s knowledge, none of the investors are in the business of underwriting securities.

•         The amount of shares registered for resale. We acknowledge that the amount of outstanding shares registered for resale constitutes 75% of the shares outstanding and held by non-affiliates, however we wish to point out that the outstanding shares registered for resale represent 33% of the outstanding shares and an estimated dollar value, at the stated offering price, of only $2,528,550. More importantly, we believe the number of shares does not have any bearing on whether the selling stockholders are acting as underwriters. Instead, the number of shares is only an indicator of the effect of the selling stockholders’ acting as an underwriter. In other words, the number of shares registered for resale is relevant only for purposes of triggering scrutiny of underwriter status and is not relevant to the determination of underwriter status. Based on our belief that the facts of the present Registration Statement heavily favor a finding that the selling stockholders are not underwriters based on all other factors identified in CDI 214.02, we believe that the number of shares registered for resale is irrelevant.

Larry Spirgel

Securities and Exchange Commission

July 5, 2013

•         Whether under all the circumstances it appears that the selling stockholders are acting as conduits for the Company. In the present case, there are no facts that indicate or suggest that the selling stockholders are acting as conduits for the Company. In addition to the facts set out above, we believe that the following supports a finding that the selling stockholders are not acting as conduits for the Company:

•	When the selling stockholders made their investment decision, there was no public market for the Company’s common shares and there was no assurance that a public market would ever develop. As the staff is aware, there is still no public market for the Company’s common shares as of the date of this letter. It is our understanding that the staff’s primary concern in withholding Rule 415 from resale registrations on Form S-1 is the possibility that a selling stockholders may be acting as a conduit for the Company by purchasing shares in a private placement and in turn selling them into the public market. Inasmuch as no public market existed at the time of their investment, and several months later still does not exist, we believe there is no basis for believing that the selling stockholders are conduits to a distribution made by the Company.
•	It is our understanding that staff has cited as one of the primary reasons for withholding Rule 415 from resale registrations on Form S-1 is the abuse resulting from the private placement sale, and subsequent resale registration, of so-called “toxic” securities subject to a price reset feature that allows the security’s price to float with the market. The securities sold by the Company in its private placement were sold at a fixed price with no price re-set provision.
•	There is nothing involved in the Company’s private placement or resale registration that suggests the selling stockholders are acting as conduits for the Company. The proceeds of any sales of the registered shares by the selling stockholders are for their own account and there are no agreements or understandings with respect to any subsequent investments of those proceeds back into the Company.

As demonstrated above, we believe that the resale transactions by the selling stockholders do not constitute an offering “by or on behalf of the issuer,” and that the Company is eligible to use the continuous offering provisions of Securities Act Rule 415(a)(1)(i) in connection with an “at the market offering.” We further believe that the staff should allow the Company to register all of the shares included in the Registration Statement.

5. The second paragraph on the cover page has been revised to disclose the gross proceeds to the selling stockholders assuming the sale of all of the offered shares at $1.00 per share. We are unable to state the net proceeds as the sales commission, brokerage fees and any other transactional costs will be determined by the selling stockholders on a case by case basis.

6. The third paragraph on the cover page has been revised as requested.

7. The third paragraph on page 1 has been revised as requested.

8. An additional risk factor has been provided on page 5 as requested.

9. An additional risk factor has been provided on page 5 as requested.

Larry Spirgel

Securities and Exchange Commission

July 5, 2013

10. Please be advised that the general agreement between Company and Parte with regard to the Playbutton IP was for Parte to transfer all IP rights to the Company, other than certain rights to the IP in Japan, South Korea and Taiwan, in exchange for the Company’s issuance of 892,375 shares of its common stock. In order to fully vest the IP rights in the Company, the transaction was structured as a sale of all patents, trademarks, etc. to the Company with a perpetual, royalty free license back to Parte for certain IP rights in Japan, South Korea and Taiwan. For all practical purposes, however, Parte was never dispossessed of the IP rights in Japan, South Korea and Taiwan. Consequently, no consideration was formally delivered by Parte to the Company in exchange for the license, and no formal consideration was necessary as a matter of contract or corporate law, since for all practical purposes Parte simply retained those IP rights in Japan, South Korea and Taiwan as it had before. Additional disclosure of this matter has been provided in the third paragraph on page 8.

11. Please be advised that Ervin Braun is Adam Braun’s father.

12. The requested disclosure has been provided on pages 17 and 18. Please be advised that the plan of operations has been developed with the involvement of the board of directors and the Company’s recently hired vice president of sales and partnerships, James Saliby. James Saliby has significant experience in the music industry and Mark Hill and Mr. Saliby have significant experience in the areas of merchandising, licensing and product development. The Company is confident that its management has the experience and industry knowledge to develop a proper business plan.

13. Please be advised that management gave careful consideration to its decision to go public and based its decision on the same factors considered by public company candidates generally. The requested disclosure has been provided in the third paragraph on page 15.

14. The requested disclosure with respect to periods ending March 31, 2013 and 2012 is provided on pages 16 and 17 and the requested disclosure with respect to periods ending December 2012 and 2011 is provided on pages 18 and 19. Please be advised that virtually all of the Company’s revenue is derived from the sale of its Playbutton product. The Company incurs a small amount of revenue from shipping fees ($30,564 from inception to March 31, 2013), however those amounts are insignificant and ancillary to the sale of Playbuttons. Consequently, the Company believes it has provided adequate disclosure concerning the “components of revenue”. Concerning the sale of Playbuttons in Europe, the Company is unable to explain its success to date in the European market other than to say that the factors underlying any success to date in the European market are substantially similar to the factors that underlie its success to date in the U.S market. The core appeal of the Playbutton is the ability of artists, publishers and brands to utilize the device as a means of connecting with target consumers based on the consumers’ love of music.

15. We have removed the reference to “premium purchasers”. The term was meant to identify purchasers of physical albums and the Amendment now simply refers to purchasers of physical albums where we had referred to “premium purchasers”.

16. The requested disclosure has been provided in the first paragraph on page 22.

17. The requested disclosure has been provided in the last paragraph on page 21.

18. The board of directors considered all relevant factors in determining the independence of Adam Braun, including his stock ownership and status as a founder of the Company and Playbutton, LLC. After deliberating on all relevant factors, the board determined that Mr. Braun was independent as such terms is defined by Rule 5605(a)(2) of the NASDAQ Listing Rules. Please be advised that this firm has no reason to question the board’s findings on Mr. Braun’s independence. In our opinion, stock ownership, even at the 29.5% level, or founder status does not necessarily impair a director’s independence. We note that the rules of the NYSE and the NASDAQ Stock Market, the principal body of rules on the subject of director independence, do not suggest that a director’s independence is compromised by either stock ownership, at any level, or founder status.

Larry Spirgel

Securities and Exchange Commission

July 5, 2013

19. The Company intends to register its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 immediately following the effectiveness of this offering. Appropriate disclosure of this matter has been provided in the first paragraph of the “Available Information” section on page 33.

20. The Company’s financial statements have been revised to further disclose the Company’s revenue recognition policies.

21. To date sales returns and refunds have been immaterial.  No adjustments have been made to the financial statements.  The Company continues to monitor both the policy and the accounting for potential returns and refunds.

22. Despite 55% of the Company’s customer base being European, no foreign currencies were received.  As a result, there was no foreign currency gain or loss recorded.

23. Please be advised that Adam Tichauer is the chief accounting officer of the Company. His signature block has been revised appropriately.

The Company has endeavored to fully respond to the staff's comments set forth in its letter dated June 6, 2013. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue
Daniel K. Donahue

Enclosure

cc:	Playbutton Corporation
Li and Company, PC